Angela M. Jones

215.963.5416

ajones@morganlewis.com

August 22, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549
Attention:	Mark Kronforst
Accounting Branch Chief

Re:	Tucows Inc.
Form 10-K for the Fiscal-Year Ended December 31, 2007
Filed March 28, 2008
File No. 1-32600

Dear Mr. Kronforst:

On behalf of Tucows Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 7, 2008 to Elliott Noss, Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.

Form 10-K for the Fiscal-Year Ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3.  Business Acquisitions

C.  Acquisition of Mailbank.com Inc., pages F-19 to F-20

1.                                       Please tell us how you considered the fact that you have sold domain names recently in your evaluation of paragraph 11 (a) of SFAS 142.

As at December 31, 2007, the Company’s domain name portfolio consisted of 150,000 names, of which, 38,600 names were acquired as part of the acquisition of Mailbank.com Inc. (“Mailbank”) and capitalized as intangible assets.  The Company has advised us that the balance of the domain names in the Company’s portfolio are added to the portfolio when registrants who have registered names through their traditional domain registration service choose not to renew domain names and let them expire, and Tucows pays the renewal cost and registers the domain names for its own use (“Expiry Stream”). Names that are acquired or renewed through the Expiry Stream are not capitalized as intangible assets and are not limited by or dependent upon any other asset or group of assets owned by the Company and their renewal cost is amortized over the renewal period, which is generally one year.

The Company has also advised us that substantially all of the names that the Company has sold (over 5,000) have come from names acquired through the Expiry Stream.  Only seven of the 1,300 direct navigation domain names and three of the 37,300 surnames acquired from Mailbank have been sold as of December 31, 2007, and hence the disposal of the domain names from this portfolio as a percentage of total domain names sold is considered negligible.  Therefore, the Company’s previous assessment under paragraph 11(a) of SFAS 142 relating to the expected use of these domain names remains unchanged. The Company has reiterated to us its intention to maintain ownership of the domain names acquired from Mailbank for an indefinite period into the future by continuing to renew them, thereby generating revenue and positive cash flows.

2.                                       Explain to us how you determined that the fees payable to renew domain names are minimal relative to the fair value of the domain names acquired. As part of your response, tell us how many domain names are included in the indefinite-lived assets and the average fair value of an individual name.

The Company has advised us that there are 38,600 domain names included in the indefinite-lived intangible assets, of which 37,300 names are in the surname domain name portfolio with an estimated fair value as of the date of acquisition of approximately $12.1 million, or approximately $325 per domain name and 1,300 names are in the direct navigation domain name portfolio with an estimated fair value as of the date of acquisition of approximately $2.1 million, or approximately $1,570 per domain name.

The costs incurred by the Company to renew domain names annually consist of fees payable to the applicable registry and fees payable to ICANN.  The average cost to renew a name in the direct navigation name portfolio is $6.57 or 0.4% of the average fair value of a direct navigation name.  The average cost to renew a name in the surname portfolio is $7.96 or 2.5% of the average fair value of a surname.

For the year ended December 31, 2007, the Company generated $3.2 million in revenue from these domain names, or an average of $83 per domain name.  For the six months ended June 30, 2008, the Company has generated $1.5 million in revenue from these domain names, or an average of $39 per domain name.  Therefore, the Company has advised us that it has concluded that the average cost of renewal is not material when compared to the average fair value of the domain names, and that these domain names generate positive cash flows from their use.

In addition, the Company has authorized us to inform you on its behalf that it acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking action with respect to the Form 10-K; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****************************************

If you have any questions, please feel free to contact me at (215) 963-5416.

Very truly yours,

/s/ ANGELA M. JONES

Angela M. Jones

AMJ/mld

Enclosures

c:	Marc Thomas, Staff Accountant, Securities and Exchange Commission
Elliott Noss, Tucows, Inc.